

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2017

Tim Sullivan
Chief Executive Officer
REV Group, Inc.
111 East Kilbourn Avenue, Suite 2600
Milwaukee, WI 53202

Re: REV Group, Inc.
Draft Registration Statement on Form S-1
Submitted July 10, 2017
CIK No. 0001687221

Dear Mr. Sullivan:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Derek J. Dostal
Davis Polk & Wardwell LLP